                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT

                                   [GRAPHIC]



                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                 MARCH 31, 1999
                                   (UNAUDITED)

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                                                                               3
--------------------------------------------------------------------------------
TABLE OF CONTENTS
March 31, 1999
--------------------------------------------------------------------------------

Management's Discussion and Analysis ....................................      4


Balance Sheet ...........................................................      6


Statement of Income .....................................................      7


Statement of Comprehensive Income .......................................      8


Statement of Changes in Retained Earnings ...............................      8


Statement of Cash Flows .................................................      9


Notes to Financial Statements ...........................................     11


Review Report of Independent Accountants ................................     15



4
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANAYLSIS
--------------------------------------------------------------------------------

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 1998 (FY1998). IBRD undertakes no obligation to update any forward-looking statements made in such document.

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS

For the three and nine months ended March 31, 1999, reported net income was $320 million and $1,133 million, respectively, compared with $209 million and $658 million, for the respective fiscal year 1998 periods. The third quarter net income increased by $111 million (53%) over the same period of the prior fiscal year. This is due primarily to the $89 million increase in net interest income which is mainly attributable to the reduction of the loan interest waiver from 25 to 5 basis points for most existing loans. In addition to the increases for this quarter, the primary factor contributing to the year-to-date increase of $475 million (72%) was a gain of $237 million realized upon liquidation of the held-to-maturity investment portfolio during the first quarter (see Notes to Financial Statements-Note B).

Reported net income for the three and nine months ended March 31, 1999 also includes the effect of $64 million and $197 million, respectively, of pension income from the Staff Retirement Plan and other postretirement benefits plans, compared to $47 million and $142 million, for the respective fiscal year 1998 periods.

At the end of the third quarter of FY1999, IBRD lending commitments reached $16,658 million. Of this amount, $10,932 million related to adjustment lending in East and South Asia, Eastern Europe, and Latin America. At March 31, 1999, 57% of the total amount committed for adjustment lending during the fiscal year was disbursed. Of the total adjustment lending committed during the current fiscal year, $4,041 million are Special Structural Adjustment Loans (SSALs) to borrowers in Latin America. At March 31, 1999, 50% of SSALs had been disbursed (see Notes to Financial Statements-Note D for a discussion of the financial terms of these loans).

IBRD has reviewed the adequacy of its Accumulated Provision for Loan Losses in light of changes in conditions affecting its borrowers and has determined it to be adequate at March 31, 1999.

The net return on average interest-earning assets for the third quarter of FY1999 was 0.89%, compared to 0.66% for the third quarter of FY1998. The fiscal year-to-date net return on average interest-earning assets for FY1999 and FY1998 was 1.07% and 0.70%, respectively, compared to 0.98% for the fiscal year ended June 30, 1998.

The following are highlights of IBRD's financial performance:




IN MILLIONS                                       FY99             FY98             FY99           FY98            FY98
                                                 3RD QTR          3RD QTR       YEAR TO DATE    YEAR TO DATE     FULL YEAR
---------------------------------------------------------------------------------------------------------------------------
   Net interest income ..............          $     565      $       476      $     1,902(a)   $     1,468      $  1,970

   Average interest-earning assets...          $ 145,729      $   128,756      $   140,503      $   125,264      $127,138

   Return on loans ..................               6.67%            6.51%            6.70%            6.48%         6.54%

   Return on investments ............               5.30%            5.74%            6.45%(a)         5.72%         5.62%

   Cost of borrowings ...............               5.92%            6.09%            6.03%            6.05%         6.10%
---------------------------------------------------------------------------------------------------------------------------

a. Includes $237 million non-recurring gain realized upon liqidation of the held-to-maturity investment portfolio.

                                                                               5
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANAYLSIS
--------------------------------------------------------------------------------

FUNDING RESOURCES

EQUITY

IBRD's subscribed capital at the end of the third quarter of FY1999 was $187,442 million, of which $11,348 million has been paid in. IBRD's equity also included $17,324 million of retained earnings.

BORROWINGS

During the third quarter of FY1999, total borrowings outstanding after swaps increased by $1,625 million, from $115,695 million at December 31, 1998 to $117,320 million at March 31 1999. Of the borrowings outstanding after swaps at the end of the third quarter, 54% was at variable rates. The currency composition continues to be concentrated in U.S. dollars, with its share at the end of the third quarter rising to 78% of the borrowing portfolio. This reflects IBRD's borrowers increasing preference for U.S.
dollar-denominated loans.

NEW LOAN AND HEDGING PRODUCTS

During the third quarter of FY1999, IBRD approved new loan and hedging products for its borrowers, to respond to the needs of borrowers for more flexible financial products and better risk management tools for their IBRD loans. These products are expected to be introduced in September 1999.

The new financial products are:

- Fixed-spread loan with an interest rate based on LIBOR, plus a spread that would be fixed for the life of the loan. Borrowers selecting this product would have the flexibility to tailor loan maturities and manage currency and interest rate risks over the life of the loan; and

- Free-standing hedging products that would be linked to borrowers' existing IBRD loans to assist borrowers in managing their currency, interest rate and, on a case-by-case basis, commodity price risks.

ECONOMIC AND MONETARY UNION IN EUROPE (EMU)

In response to the introduction of the euro currency and related transitional arrangements of EMU, which became effective January 1, 1999, IBRD has adopted a phased approach to converting its operations from legacy currencies to the euro, rather than converting all of its operations to euro at once. Since there is no financial incentive to either IBRD or its borrowers to convert to euro immediately, IBRD has undertaken a gradual conversion that provides flexibility for each business area to modify its business processes, databases, and systems in response to its specific needs.

Since January 1, 1999, the euro is one of the currencies offered by IBRD for new loans and guarantees.

6 IBRD Condensed Financial Statements
--------------------------------------------------------------------------------
BALANCE SHEET
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                          MARCH 31, 1999  JUNE 30, 1998
                                                                                           (UNAUDITED)
                                                                                          --------------  -------------
                                            ASSETS
Due from banks ............................................................................   $     662    $     767
Investments-Note B
   Trading ................................................................................      29,762       23,284
   Held-to-maturity .......................................................................        --          2,673
Assets designated for other postretirement benefits-Note C ................................        --          1,456
Securities purchased under resale agreements-Trading ......................................          44          466
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital ....       1,701        1,890
Receivable from currency swaps
   Investments-Trading ....................................................................      11,308       10,510
   Borrowings .............................................................................      69,128       55,767
Loans outstanding-Note D
   Total loans ............................................................................     166,830      157,641
   Less undisbursed balance ...............................................................      50,761       51,065
                                                                                              ---------    ---------
      Loans outstanding ...................................................................     116,069      106,576
   Less accumulated provision for loan losses .............................................       3,530        3,240
                                                                                              ---------    ---------
      Loans outstanding net of accumulated provision ......................................     112,539      103,336
                                                                                              ---------    ---------
Other assets-Note C .......................................................................       4,873        4,822
                                                                                              ---------    ---------
TOTAL ASSETS ..............................................................................   $ 230,017    $ 204,971
                                                                                              ---------    ---------
                                                                                              ---------    ---------
                                        LIABILITIES
Borrowings
   Short-term .............................................................................   $   3,978    $   6,729
   Medium- and long-term ..................................................................     110,966       96,860
Securities sold under repurchase agreements and payable for cash collateral received-Note B
   Trading ................................................................................         139          860
   Held-to-maturity .......................................................................        --          1,374
Payable for currency swaps
   Investments-Trading ....................................................................      11,455       10,113
   Borrowings .............................................................................      71,504       57,755
Payable for Board of Governors-approved transfers-Note E ..................................         639          122
Liabilities for other postretirement benefits-Note C ......................................          91          717
Other liabilities .........................................................................       3,810        3,927
                                                                                              ---------    ---------
      TOTAL LIABILITIES ...................................................................     202,582      178,457
                                                                                              ---------    ---------

                                          EQUITY
Capital stock-Authorized (1,581,724 shares-March 31, 1999 and June 30, 1998)
   Subscribed (1,553,798 shares-March 31, 1999; 1,545,457-June 30, 1998) ..................     187,442      186,436
   Less uncalled portion of subscriptions .................................................     176,094      175,148
                                                                                              ---------    ---------
                                                                                                 11,348       11,288
Amounts to maintain value of currency holdings of paid-in capital stock ...................        (715)        (554)
Payments on account of pending subscriptions ..............................................           7            7
Retained earnings (see Statement of Changes in Retained Earnings, Note E) .................      17,324       16,733
Accumulated other comprehensive income-Note F .............................................        (529)        (960)
                                                                                              ---------    ---------
      TOTAL EQUITY ........................................................................      27,435       26,514
                                                                                              ---------    ---------
TOTAL LIABILITIES AND EQUITY ..............................................................   $ 230,017    $ 204,971
                                                                                              ---------    ---------
                                                                                              ---------    ---------





   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                           IBRD Condensed Financial Statements 7
--------------------------------------------------------------------------------
STATEMENT OF INCOME
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                    THREE MONTHS       NINE MONTHS ENDED
                                                                                       ENDED               MARCH 31
                                                                                      MARCH 31            (UNAUDITED)
                                                                                    (UNAUDITED)
                                                                                 -------------------  --------------------
                                                                                   1999      1998       1999       1998
                                                                                 ---------- --------  ----------  --------
Income
   Loans-Note D............................................................         $1,923   $1,716      $5,705    $5,090
   Investments-Note B
      Trading..............................................................            379      271       1,051       789
      Held-to-maturity.....................................................              -       40         284       123
   Securities purchased under resale agreements............................              2       20          11        41
   Income from Staff Retirement Plan and other postretirement benefits plans            64       47         197       142
   Other...................................................................              2        4          17         8
                                                                                 ---------- --------  ----------  --------
        Total income.......................................................          2,370    2,098       7,265     6,193
                                                                                 ---------- --------  ----------  --------
Expenses
   Borrowings..............................................................          1,736    1,550       5,114     4,508
   Securities sold under repurchase agreements and payable for cash
      collateral received..................................................              3       21          35        67
   Administrative..........................................................            233      230         687       626
   Provision for loan losses-Note D........................................             45       53         195       233
   Other ..................................................................              2        3           7         8
                                                                                 ---------- --------  ----------  --------
        Total expenses.....................................................          2,019    1,857       6,038     5,442
                                                                                 ---------- --------  ----------  --------
OPERATING INCOME...........................................................            351      241       1,227       751
Less contributions to special programs.....................................             31       32          94        93
                                                                                 ---------- --------  ----------  --------
NET INCOME.................................................................          $ 320    $ 209      $1,133     $ 658
                                                                                 ---------- --------  ----------  --------
                                                                                 ---------- --------  ----------  --------

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

8 IBRD Condensed Financial Statements
--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                            THREE MONTHS ENDED      NINE MONTHS ENDED
                                                 MARCH 31                MARCH 31
                                               (UNAUDITED)             (UNAUDITED)
                                           -------------------      ------------------
                                             1999         1998       1999        1998
                                            ------      ------      ------     ------
Net income ............................     $  320      $  209      $1,133     $  658
Other comprehensive income-Note F
   Currency translation adjustments ...       (381)        (69)        431       (770)
                                            ------      ------      ------     ------
Total other comprehensive income (loss)       (381)        (69)        431       (770)
                                            ------      ------      ------     ------
Comprehensive income (loss) ...........     $  (61)     $  140      $1,564     $ (112)
                                            ------      ------      ------     ------
                                            ------      ------      ------     ------



--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                        NINE MONTHS ENDED
                                                             MARCH 31
                                                           (UNAUDITED)
                                                     -----------------------
                                                        1999          1998
                                                     -----------  ----------
Retained earnings at beginning of the fiscal year     $ 16,733      $ 16,194
   Board of Governors-approved transfers-Note E...        (542)         (554)
   Net income for the period .....................       1,133           658
                                                      --------      --------
Retained earnings at end of the period ............   $ 17,324      $ 16,298
                                                      --------      --------
                                                      --------      --------

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                           IBRD Condensed Financial Statements 9
--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                      NINE MONTHS ENDED MARCH 31
                                                                                            (UNAUDITED)
                                                                                     -------------------------
                                                                                           1999        1998
                                                                                     -------------  ----------
Cash flows from lending and investing activities
   Loans
      Disbursements ...............................................................     $(13,984)     $(16,048)
      Principal repayments and prepayments ........................................        7,721         8,482
   Investments: Held-to-maturity
      Purchases of securities and repayments of securities sold under repurchase
        agreements.................................................................      (13,266)      (22,637)
      Maturities of securities and proceeds from securities sold under repurchase
        agreements.................................................................       13,426        22,639
      Proceeds from sale of held-to-maturity portfolio ............................        1,389          --
                                                                                        --------      --------
           Net cash used in lending and investing activities ......................       (4,714)       (7,564)
                                                                                        --------      --------
Cash flows used for payments for Board of Governors-approved transfers ............          (33)         (617)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues ..................................................................       19,657        22,614
      Retirements .................................................................       (8,382)      (12,110)
   Net short-term borrowings ......................................................       (2,826)        2,157
   Net currency swaps .............................................................         (192)          (44)
   Net capital stock transactions .................................................          145            88
                                                                                        --------      --------
           Net cash provided by financing activities ..............................        8,402        12,705
                                                                                        --------      --------
Cash flows from operating activities
   Net income .....................................................................        1,133           658
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization ...............................................          629           657
      Provision for loan losses ...................................................          195           233
      Net changes in other assets and liabilities .................................          (51)          203
      Gain on sale of held-to-maturity portfolio ..................................         (237)         --
                                                                                        --------      --------
           Net cash provided by operating activities ..............................        1,669         1,751
                                                                                        --------      --------
Effect on liquid investments due to decrease in net assets associated with other
   postretirement benefits.........................................................          650          --
Effect of exchange rate changes on unrestricted cash and liquid investments .......          246          (141)
                                                                                        --------      --------
Net increase in unrestricted cash and liquid investments ..........................        6,220         6,134
Unrestricted cash and liquid investments at beginning of the fiscal year ..........       23,506        16,940
                                                                                        --------      --------
Unrestricted cash and liquid investments at end of the period .....................     $ 29,726      $ 23,074
                                                                                        --------      --------
                                                                                        --------      --------
Composed of
   Investments held in trading portfolio ..........................................     $ 29,762      $ 23,844
   Unrestricted currencies (included in Due from banks) ...........................           51            37
   Net payable for investment securities traded/purchased .........................          (22)         (719)
   Net payable from currency swaps-Investments ....................................         (147)          (39)
   Net payable for securities purchased/sold under resale/repurchase agreements and
      payable for cash collateral received.........................................          (95)         (201)
   Accrued Interest-Investments (included in Other assets) ........................          177           152
                                                                                        --------      --------
                                                                                        $ 29,726      $ 23,074
                                                                                        --------      --------
                                                                                        --------      --------

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

10 IBRD Condensed Financial Statements
--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS(CONTINUED)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                    NINE MONTHS ENDED MARCH 31
                                                                                          (UNAUDITED)
                                                                                    -------------------------
                                                                                          1999        1998
                                                                                    -------------  ----------
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding ...........................................................     $  3,230      $ (5,089)
      Investments: Held-to-maturity ...............................................           13            12
      Borrowings ..................................................................        2,213        (4,859)
      Currency swaps-Borrowings ...................................................          580           797

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                          IBRD Condensed Financial Statements 11
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 1998 financial statements and the notes included therein. A review of the interim financial information for the three and nine months ended March 31, 1999 and 1998, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

NOTE B--INVESTMENTS

In 1994 IBRD purchased long-term sterling-denominated UK government securities for the purpose of matching the duration of several sterling-denominated long-term liabilities. IBRD intended to hold these securities until maturity and use their proceeds to liquidate the sterling liabilities as they became due.

During the first quarter of fiscal year 1999, IBRD decided to take advantage of unusually favorable market conditions by executing swap agreements that effectively transformed the sterling liabilities into floating rate obligations. At the same time, the sterling UK government securities in the held-to-maturity portfolio were liquidated and the proceeds reinvested in floating rate securities.

At the time of their liquidation, the sterling UK government securities in the held-to-maturity portfolio had fair and carrying values of $1,389 million and $1,152 million, respectively. This resulted in a realized gain of $237 million upon liquidation.

NOTE C--OTHER POSTRETIREMENT BENEFITS PLANS

At June 30, 1998, the balance sheet included $1,456 million in assets and $717 million in liabilities related to the Retired Staff Benefits Plan (RSBP). The benefits of this plan were grouped in accounts of two major types: health and life insurance benefits, and pension benefits administered outside the Staff Retirement Plan (SRP), and covered substantially all the staff of IBRD, the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). During the first quarter of fiscal year 1999, the assets and liabilities designated for the health and life insurance accounts were removed from the balance sheet and treated in accordance with Statement of Financial Accounting Standards (SFAS) 106, "Employer's Accounting for Postretirement Benefits Other than Pensions". As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. Liabilities of $91 million for other postretirement benefits shown on the balance sheet represent pension benefits administered outside the SRP.

The difference between the value of the off-balance sheet assets and liabilities remaining in the RSBP represents a prepaid postretirement benefits cost. The portion of this asset that is attributable to IBRD has been included in Other Assets on the balance sheet. During the second quarter of fiscal year 1999, IBRD paid a combined total of $132 million to the International Development Association (IDA), IFC, and MIGA which represented their shares of the remaining net assets previously designated to satisfy postretirement benefits.

NOTE D--LOANS AND GUARANTEES

FINANCIAL TERMS OF LOANS

During the first quarter of fiscal year 1999, the lending spread charged by IBRD to its borrowers was increased by 25 basis points to 75 basis points for loans where the invitation to negotiate was issued on or after July 31, 1998. In addition, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced.

During the second quarter of fiscal year 1999, IBRD established a new lending instrument, the Special Structural Adjustment Loan (SSAL), in order to respond to the needs of borrowers experiencing significant economic difficulties from recent financial market crises throughout the world. SSAL terms include a six-month U.S. dollar LIBOR equivalent interest rate plus a minimum fixed spread, currently set

12 IBRD Condensed Financial Statements
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

at 400 basis points, but which may vary over time depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a maturity of five years with a three-year grace period, a front-end fee of one percent of the principal amount payable on effectiveness, and are not eligible for waivers of interest or commitment charges.

WAIVERS OF LOAN INTEREST AND CHARGES

For payment periods beginning during the fiscal year ending June 30, 1999, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers is in effect, except that for new loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A waiver of 25 basis points was in effect for the fiscal year ended June 30, 1998. For the three and nine months ended March 31, 1999, the effect of this waiver was to reduce Net Income by $17 million and $89 million, respectively, compared to $61 million and $183 million, for the respective fiscal year 1998 periods.

A one-year commitment charge waiver of 50 basis points is in effect on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1999. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1998. For the three and nine months ended March 31, 1999, the effect of the commitment charge waiver was to reduce Net Income by $61 million and $168 million, respectively, compared to $51 million and $160 million for the respective fiscal year 1998 periods.

OVERDUE AMOUNTS

At March 31, 1999, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At March 31, 1999, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,071 million ($2,044 million-June 30, 1998), of which $1,239 million ($1,142 million--June 30, 1998) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,006 million ($948 million--June 30, 1998). If these loans had not been in nonaccrual status, income from loans for the three and nine months ended March 31, 1999 would have been higher by $15 million and $46 million, respectively, compared to $14 million and $70 million for the respective fiscal year 1998 periods. A summary of countries with loans in nonaccrual status follows:

-------------------------------------------------------------------------------------------------------------------
IN MILLIONS
                                                                             MARCH 31, 1999
                                                           --------------------------------------------------------
BORROWER                                                    PRINCIPAL     PRINCIPAL, INTEREST AND       NONACCRUAL
                                                           OUTSTANDING       CHARGES OVERDUE              SINCE
-------------------------------------------------------------------------------------------------------------------
WITH OVERDUES
 Congo, Democratic Republic of ..........................   $   82               $   94               November 1993


 Congo, Republic of .....................................       69                   34               November 1997


 Iraq ...................................................       42                   70               December 1990


 Liberia ................................................      136                  275               June 1987


 Sudan ..................................................        6                    6               January 1994


 Syrian Arab Republic ...................................       51                  197(a)            February 1987

 Yugoslavia, Federal Republic of (Serbia and Montenegro).    1,116                1,569               September 1992
                                                            ------               ------
Total ...................................................   $1,502                2,245

WITHOUT OVERDUES
 Bosnia and Herzegovina .................................      569                 --                 September 1992
                                                            ------               ------
TOTAL ...................................................   $2,071               $2,245
                                                            ------               ------
                                                            ------               ------

----------------------
a. Represents interest and charges overdue.

                                          IBRD Condensed Financial Statements 13
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The average recorded investment in nonaccruing loans during the three and nine months ended March 31, 1999 was $2,109 million and $2,092 million, respectively, compared to $2,094 million and $2,159 million for the respective fiscal year 1998 periods.

During the nine months ended March 31, 1999 and 1998, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

An analysis of the changes to the Accumulated Provision for Loan Losses for the nine months ended March 31, 1999 and for the fiscal year ended June 30, 1998 appears below:

--------------------------------------------------------------------------------
IN MILLIONS
                                                        MARCH 31     JUNE 30
                                                        --------     -------
Balance, beginning of the fiscal year .........         $ 3,240      $ 3,210

Provision for loan losses .....................             195          251

Translation adjustment ........................              95         (221)
                                                        --------     -------
Balance, end of the period ....................         $ 3,530      $ 3,240
                                                        --------     -------
                                                        --------     -------
--------------------------------------------------------------------------------


Of the Accumulated Provision for Loan Losses of $3,530 million ($3,240 million--June 30, 1998), $1,000 million is attributable to the nonaccruing loan portfolio at March 31, 1999 ($1,000 million--June 30, 1998).

GUARANTEES

Guarantees of $2,206 million at March 31, 1999 ($2,047 million--June 30, 1998) were not included in reported loan balances. At March 31, 1999, $348 million of these guarantees were subject to call ($371 million--June 30, 1998).

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At March 31, 1999, IDA had approved credits of $1,618 million ($1,590 million--June 30, 1998) under this program from its inception, of which $1,587 million ($1,531 million--June 30, 1998) had been disbursed to the eligible countries.

NOTE E--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS WAS COMPRISED OF THE FOLLOWING ELEMENTS AT MARCH 31, 1999 AND JUNE 30, 1998:

--------------------------------------------------------------------------------
IN MILLIONS
                                                      MARCH 31        JUNE 30
                                                      --------        -------
Special Reserve ..........................            $   293         $   293

General Reserve ..........................             15,409          14,659

Pension Reserve ..........................                294             112

Surplus ..................................                195             426

Unallocated Net Income ...................              1,133           1,243
                                                     --------        --------
Total ....................................            $17,324         $16,733
                                                     --------        --------

------------------------------

On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank. At March 31, 1999, $80 million was payable.

On July 31, 1998, the Executive Directors allocated $750 million of the net income earned in the fiscal year ended June 30, 1998 to the General Reserve and $182 million to the Pension Reserve, representing the difference between actual funding of the SRP and its accounting expenses for the fiscal year 1998. This Pension Reserve would be reduced if, in any future fiscal year, pension accounting expenses were to exceed the actual funding of the SRP.

On October 8, 1998, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $210 million in SDRs (valued at June 30, 1998) to IDA by way of grant and a grant of $100 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $142 million in SDRs (valued at June 30, 1998) to IDA from Surplus by way of grant. The total amount of these transfers by IBRD to IDA ($352 million in SDRs valued at June 30, 1998) will be drawn down by IDA after all other resources available to IDA for purposes of IDA's Eleventh Replenishment have been drawn down. At March 31, 1999, all of these amounts remained payable.

At March 31, 1999, the unpaid balances of all of the above-mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

14 IBRD Condensed Financial Statements
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

NOTE F--COMPREHENSIVE INCOME

During the first quarter of fiscal year 1999, ibrd adopted SFAS No. 130, "Reporting Comprehensive Income", which defines and establishes the standards for reporting comprehensive income. Under SFAS No. 130 certain items which historically were not recognized in the calculation of net income are now included in the broader definition of comprehensive income. For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the statement of comprehensive income. The following table presents the changes in accumulated other comprehensive income balances for the nine months ended March 31, 1999 and 1998:


IN MILLIONS
-----------------------------------------------------------------------------------
                                        ACCUMULATED OTHER COMPREHENSIVE INCOME(a)
                                        -----------------------------------------
                                            1999                   1998
                                        -------------         --------------
Balance, beginning of the fiscal year ..   $(960)                 $  85
Changes from period activity ...........     431                   (770)
                                        -------------         -----------
Balance, end of the period .............   $(529)                 $(685)
                                        -------------         -----------
                                        -------------         -----------

--------------------
a. The total accumulated other comprehensive income represents the cumulative translation adjustment.

                                          IBRD Condensed Financial Statements 15
--------------------------------------------------------------------------------
REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

         DELOITTE TOUCHE
                TOHMATSU
    (INTERNATIONAL FIRM)
    --------------------         -----------------------------------------------
                                 1900 M Street NW
                                 Washington, DC

President and Board of Governors
International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 1999, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and nine-month periods ended March 31, 1999 and 1998. These financial statements are the responsibility of IBRD's management.

We have conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 1998, and the related statements of income, changes in retained earnings, changes in cumulative translation adjustment, and cash flows for the year then ended (not presented herein); and in our report dated July 29, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 1998 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ Deloitte Touche Tohmatsu (International Firm)

April 26, 1999


                               ---------------------------------------------
                               Bejing  London  Mexico City  Moscow  New York
                               Paris   Tokyo   Toronto


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 1

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Public

Description                                                 Issue #   Currency  Tranche  Bond Amount  US$ Equivalent Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Czech Koruna
------------

CZK 2 BILLION NEW ISSUE OF 8.125% CZK EUROBOND DUE 1/14/2000    760     CZK        1   2,008,000,000      65,161,437     14-JAN-1999

EURO
----
EURO 150 MILLION DOMESTIC STRUCTURED BONDS                       32     EUR        1     150,000,000     169,957,500     05-FEB-1999
EURO 150 MIL. 20-YEAR MULTI-CALL FIX-REV DUE JAN. 29, 2019       97     EUR        1     150,000,000     172,860,000     29-JAN-1999
EURO 100 MILLION 15-YR FIXED/REVERSE FLOATER                     99     EUR        1     100,000,000     109,870,000     24-FEB-1999
EUR 60M 20yr Multicall step down fix reverse float due 3/8/19   100     EUR        1      60,000,000      65,070,000     08-MAR-1999
EUR 25 MILL multicall increase eur fixreverse fl. 3/8/19        100     EUR        2      25,000,000      27,112,500     18-MAR-1999
EUR 25M INCREASE OF EUR 85M 20YR MULTICALL FLOATER DUE 3/8/19   100     EUR        3      25,000,000      27,325,000     16-MAR-1999
EUR 100 MILLION 25-YEAR FIXED/REVERSE FLOATER due 3/18/24       101     EUR        1     100,000,000     108,675,000     18-MAR-1999
EUR 75MILLION 5-YEAR EUROSTOXX 50 LINKED EUROBONDS due 33104    105     EUR        1      75,000,000      80,321,250     11-MAR-1999
NEW ISSUE OF EUR 70 MILLION 2.7% EUROBOND DUE 1/13/03           763     EUR        1      70,000,000      81,133,500     13-JAN-1999
EUR 60 MILLION STEP DOWN EURONOTES DUE FEB 18, 2019             769     EUR        1      60,000,000      67,107,000     18-FEB-1999
EUR 25M INCREASE OF EUR STEP DOWN NOTES DUE 2/18/2019           769     EUR        2      25,000,000      27,961,250     18-FEB-1999
                                                                                                     ---------------
** Total By Currency                                                                                     937,393,000
                                                                                                     ---------------
Pounds sterling
---------------

GBP 100 MILLION REOPENING OF GBP EUROBOND DUE DEC. 3, 2001      744     GBP        2     100,000,000     165,240,000     11-JAN-1999
GBP 200 MILLION 4.875% EUROBONDS DUE DECEMBER 7, 2028           774     GBP        1     200,000,000     321,370,000     03-MAR-1999
                                                                                                     ---------------
** Total By Currency                                                                                     486,610,000
                                                                                                     ---------------


APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 2

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Public

Description                                                 Issue #   Currency  Tranche  Bond Amount  US$ Equivalent Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Greek drachmas
--------------

GRD 15 BIL. 7.00 PERCENT EURONOTES DUE JANUARY 7, 2002          755     GRD        1     15,000,000       54,557,358     07-JAN-1999
GRD 5 BILLION INCREASE OF 7% EUROBOND DUE JANUARY 7, 2002       755     GRD        2      5,000,000       18,185,786     07-JAN-1999
GRD 40BN 6.25% EURONOTES OF 2/99 DUE 2/1/02                     758     GRD        1     40,000,000      142,007,638     01-FEB-1999
GRD 10BN INCREASE OF GRD 40BN EURON. DUE 2/1/02                 758     GRD        2     10,000,000       35,501,909     01-FEB-1999
GRD 15BN REOPENING OF 6.25% GRD 50BN DUE 2/1/02                 758     GRD        3     15,000,000       51,357,550     22-MAR-1999
GRD 10BN 5.25% EURONOTES OF 2/99 DUE 2/3/2009                   767     GRD        1     10,000,000       35,406,377     03-FEB-1999
GRD 30 bill 6% EURONOTES DUE FEBRUARY 25, 2002                  771     GRD        1     30,000,000      102,073,799     25-FEB-1999
                                                                                                     ---------------
** Total By Currency                                                                                     439,090,417
                                                                                                     ---------------


Hong Kong dollars
-----------------

HKD 300 M FRN DUE 1/22/2002                                     766     HKD        1    300,000,000       38,715,922     22-JAN-1999
HKD 200 MILL INCREASE OF FRN due 1/22/02                        766     HKD        2    200,000,000       25,810,615     22-JAN-1999
HKD 300 mill 7.31% notes due March 22, 2002                     777     HKD        1    300,000,000       38,711,176     22-MAR-1999
                                                                                                     ---------------
** Total By Currency                                                                                    103,237,713
                                                                                                     ---------------

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 3

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Public

Description                                                 Issue #   Currency  Tranche  Bond Amount  US$ Equivalent Settlement Date
------------------------------------------------------------------------------------------------------------------------------------

Polish Zlotys
-------------
PLN 100M 11.375% EURNOTES EUR-LINKED DUE 3/1/00                     764     PLN     1    100,000,000      25,637,739     01-MAR-1999
United States dollars
---------------------
150 mill 10yr non call 1yr Eurobonds due Jan 13 2009                 90     USD     1    150,000,000     150,000,000    13-JAN-1999
USD 125 mill 10yr non-call 1yr step down Eurobonds due2/2/09         98     USD     1    125,000,000     125,000,000    02-FEB-1999
USD 75 MILL INCREASE OF 125 MILL 10Y NONCALL 1Y DUE 2/2/09           98     USD     2     75,000,000      75,000,000    02-FEB-1999
USD 50 MILLION INCREASE OF USD 200 MILLION DUE FEB 2    2009         98     USD     3     50,000,000      50,000,000    02-MAR-1999
USD 100M 10 YR MULTICALLABLE STEP DOWN EURONOTES DUE 3/12/09        102     USD     1    100,000,000     100,000,000    12-MAR-1999
USD 50M INCREASE OF 10NC1 DUE 12 MARCH 2009                         102     USD     2     50,000,000      50,000,000    12-MAR-1999
USD 250 MILLION 5NC1 EUROBONDS DUE 3/10/04                          103     USD     1    250,000,000     250,000,000    10-MAR-1999
USD 250M 5yr noncall 1 multicall eurobonds due 3/10/04              104     USD     1    250,000,000     250,000,000    10-MAR-1999
USD 150M 5YR CALLABLE EURONOTES DUE MARCH 22    2004                106     USD     1    150,000,000     150,000,000    24-MAR-1999
USD 250M 5yr non call 1 Multicallable Eurobonds due 3/16/04         107     USD     1    250,000,000     250,000,000    16-MAR-1999
USD 250M 5YR NON CALL 1 DUE MARCH 16    2004                        108     USD     1    250,000,000     250,000,000    16-MAR-1999
USD 250 MILLION REOPENING of USD 1BILL 5% EURONOTES 11/04/05        741     USD     5    250,000,000     250,000,000    16-FEB-1999
USD 1BN REOPEN. OF 4.875% USD 1BN NOTES 12/3/01                     751     USD     2  1,000,000,000   1,000,000,000    14-JAN-1999
USD 1BN EURONOTES 5.25% OF 1/99 DUE 1/12/2009                       761     USD     1  1,000,000,000   1,000,000,000    12-JAN-1999
USD 1BN 5.25% EUROBONDS OF 1999 DUE 3/4/2002                        776     USD     1  1,000,000,000   1,000,000,000    04-MAR-1999
                                                                                                     ---------------
** Total By Currency                                                                                   4,950,000,000
                                                                                                     ---------------





APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 4

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Public


Description                                                 Issue #   Currency  Tranche  Bond Amount  US$ Equivalent Settlement Date
------------------------------------------------------------------------------------------------------------------------------------


South African Rand
------------------

ZAR 300M EUROBONDS 16% OF 1/99 DUE 1/22/02                     759     ZAR         1     300,000,000      50,041,701     22-JAN-1999
ZAR 100M 15.25% EURONOTES OF 1/99 DUE 1/22/09                  762     ZAR         1     100,000,000      16,680,567     22-JAN-1999
ZAR 100 MILLION 15% EURONOTES DUE FEB 12, 2001                 770     ZAR         1     100,000,000      16,299,919     12-FEB-1999
ZAR 100M 14.0% EUROBONDS OF 1999 DUE 3/10/2004                 772     ZAR         1     100,000,000      16,155,089     10-MAR-1999
14.0% ZAR 200M EURONOTES OF 1999 DUE 3/8/2001                  775     ZAR         1     200,000,000      32,051,282     08-MAR-1999
                                                                                                     ---------------
** Total By Currency                                                                                   131, 228,558
                                                                                                     ---------------

                                                                                                     ---------------
** Total By Source                                                                                    7,138,358,864
                                                                                                     ---------------


APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 5

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Private

Description                                                 Issue #   Currency  Tranche  Bond Amount  US$ Equivalent Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen
------------

JPY 2 BN FX LINKED NOTE 20 NC1 DUE 1/11/2019                    96     JPY        1    2,000,000,000      17,971,068     11-JAN-1999

United States dollars
---------------------

15-YR S&P 500 INDEX VOLATILITY LINKED BONDS DUE JAN. 15, 2014   94     USD        1       75,000,000      75,000,000     15-JAN-1999
                                                                                                     --------------
** Total By Source                                                                                        92,971,068
                                                                                                     --------------

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 6

                      SEC Report On Changes in Borrowings
               MATURED BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Official


Description                                            Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
Deutsche mark
-------------
5.27 DEM Note of 1994 due 1999 (Rollover DEM #257)      282        DEM        1        250,000,000       145,980,223     01-FEB-1999





* Indicates Partial Maturity

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 7

                      SEC Report On Changes in Borrowings
               MATURED BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Public


Description                                            Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
IBRD DEM 125,000,000 Reset Notes of 1994/99              281       DEM       1          125,000,000       74,437,707    19-JAN-1999

Pounds sterling
---------------

10.375% L Notes of 1987, due 1999                         19       GBP       1          100,000,000      163,170,000    18-FEB-1999
10% Bonds of 1989, due 1999                               22       GBP       1          100,000,000      160,275,000    01-MAR-1999
                                                                                                     ----------------
** Total By Currency                                                                                     323,445,000
                                                                                                     ----------------

United States dollars
---------------------

USD ZERO Coupon of 1985, due 15 Feb. 1999                189      USD       44           18,000,000      18,000,000    15-FEB-1999
9 5/8% US$ Notes of 1989, due February 1,  1999          221      USD        1          480,000,000     480,000,000    01-FEB-1999
                                                                                                     ----------------
** Total By Currency                                                                                    498,000,000
                                                                                                     ----------------

South African Rand
------------------

ZAR 200 million 15% Euronotes due February 12, 1999      568      ZAR        1          200,000,000       32,599,838    12-FEB-1999
ZAR 100 million 15% Euronotes due February 12, 1999      568      ZAR        2          100,000,000       16,299,919    12-FEB-1999
ZAR 100 million 15% notes due February 12, 1999          568      ZAR        3          100,000,000       16,299,919    12-FEB-1999
ZAR 100 million 15% Euronotes due February 12, 1999      568      ZAR        4          100,000,000       16,299,919    12-FEB-1999
                                                                                                     ----------------
** Total By Currency                                                                                      81,499,595
                                                                                                     ----------------

                                                                                                     ----------------
** Total By Source                                                                                       977,382,302
                                                                                                     ----------------

* Indicates Partial Maturity

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 8

                      SEC Report On Changes in Borrowings
               MATURED BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Private

Description                                            Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
Swiss francs
------------

7% CHF Notes of 1992 due January 7, 1999                  234     CHF        1         125,000,000        91,400,994    07-JAN-1999

Netherlands guilders
--------------------

9% NLG Private Placement of '84 Due 1990-99.               50     NLG        1          15,000,000         7,707,230    15-FEB-1999

United States dollars
---------------------

4.55% USD NOTES OF 1996 DUE FEBRUARY 22, 1999             521     USD        1         100,000,000       100,000,000    22-FEB-1999
ZERO COUPON USD NOTES OF 1996, DUE MARCH 11, 1999         524     USD        1         300,000,000       300,000,000    11-MAR-1999
                                                                                                   -----------------
** Total By Currency                                                                                     400,000,000
                                                                                                   -----------------

                                                                                                   -----------------
** Total By Source                                                                                       499,108,224
                                                                                                   -----------------

* Indicates Partial Maturity

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                    Page 9

                      SEC Report On Changes in Borrowings
               MATURED BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Loans

Description                                            Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent Redemption Date
------------------------------------------------------------------------------------------------------------------------------------

Japanese yen
------------

5.80% JPY Loan of 1987  due Feb. 16, 2001                  123     JPY        1       1,800,000,000       15,739,769   16-FEB-1999 *
JAPANESE YEN LOAN OF 1987, DUE 1994/2001                   125     JPY        3       1,000,000,000        8,804,367   10-FEB-1999 *
JAPANESE YEN LOAN OF 1987, DUE 1996-2001                   127     JPY        1         660,000,000        5,702,929   01-FEB-1999 *
JAPANESE YEN LOAN OF 1987, DUE 1994-1999                   131     JPY        1       2,700,000,000       24,260,942   11-JAN-1999 *
JAPANESE YEN LOAN OF 1987, DUE 1994-1999                   136     JPY        1       1,350,000,000       12,130,471   11-JAN-1999 *
5.5% JPY Loan of 1988, due Mar.25, 98/03(Ref.#64/JPY 45b)  154     JPY        1       5,000,900,000       49,850,027   25-MAR-1999 *
                                                                                                     ---------------
** Total By Currency                                                                                     116,488,505
                                                                                                     ---------------


Netherlands guilders
--------------------

7.875% f. Loan of 1984, due 1986-00                         63     NLG        1           5,155,080        2,734,727   15-JAN-1999 *
7.875% f. Loan of 1984, due 1991-00                         63     NLG        2           4,565,000        2,421,695   15-JAN-1999 *
7.875% f. Loan of 1984, due 1996-05                         63     NLG        3           2,700,000        1,432,328   15-JAN-1999 *
8.75% f. Loan of 1985, due 1991/2000                        67     NLG        1          10,000,000        4,945,297   15-MAR-1999 *
                                                                                                     ---------------
** Total By Currency                                                                                      11,534,047
                                                                                                     ---------------

                                                                                                     ---------------
** Total By Source                                                                                       128,022,552
                                                                                                     ---------------


* Indicates Partial Maturity

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                   Page 10

                      SEC Report On Changes in Borrowings
               MATURED BORROWINGS (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Public

Description                                            Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent Redemption Date
------------------------------------------------------------------------------------------------------------------------------------

United States dollars
---------------------

10% COLTS DUE 15-MAR-1999                              853         USD      1               250,000         250,000    15-MAR-1999
9.31% COLTS DUE 01-FEB-1999                            909         USD      1                50,000          50,000    01-FEB-1999
9.43% COLTS DUE 03-FEB-1999                            916         USD      1               100,000         100,000    03-FEB-1999
9.36% COLTS DUE 10-FEB-1999                            927         USD      1                25,000          25,000    10-FEB-1999
9.75% COLTS DUE 15-MAR-1999                            956         USD      1             3,000,000       3,000,000    15-MAR-1999
10% COLTS DUE 10-MAR-1999                              976         USD      1            10,000,000      10,000,000    10-MAR-1999
9.65% COLTS DUE 15-MAR-1999                            984         USD      1            10,000,000      10,000,000    15-MAR-1999
10% COLTS DUE 15-MAR-1999                              985         USD      1               250,000         250,000    15-MAR-1999
0% COLTS DUE 22-MAR-1999                               988         USD      1               500,000         500,000    22-MAR-1999
0% COLTS DUE 22-MAR-1999                               992         USD      1             1,000,000       1,000,000    22-MAR-1999
9.94% COLTS DUE 29-MAR-1999                            999         USD      1                50,000          50,000    29-MAR-1999
8.875% COLTS DUE 15-MAR-1999                          1451         USD      1               175,000         175,000    15-MAR-1999
8.1% COLTS DUE 15-FEB-1999                            1504         USD      1                50,000          50,000    15-FEB-1999
                                                                                                     ----------------
** Total By Currency                                                                                     25,450,000
                                                                                                     ----------------

                                                                                                     ----------------
** Total By Source                                                                                       25,450,000
                                                                                                     ----------------

APRIL 16 1999  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT ACT_RPT_025
04:34:49                 LIABILITIES MANAGEMENT SYSTEM                   Page 11

                      SEC Report On Changes in Borrowings
               PREPYMENT ADVICES (MLT) 01-JAN-1999 thru 31-MAR-1999

Source    :    Public

Description                                            Issue #  Currency  Tranche  Prepayment Amount  US$ Equivalent Prepayment Date
------------------------------------------------------------------------------------------------------------------------------------



Deutsche mark
-------------

DEM 100 mn Dual Interest Basis Notes due 3/8/2004          283     DEM       1        100,000,000         55,449,605   08-MAR-1999

United States dollars
---------------------

USD 150 million 6% non-call 1-year euronotes due 3/11/2003  51     USD       1        150,000,000        150,000,000   11-MAR-1999
                                                                                                    ----------------
** Total By Source                                                                                       205,449,605
                                                                                                    ----------------